EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET RECEIVES NOTICE OF CONTINENTAL AIRLINES' INTENTION TO WITHDRAW 69 AIRCRAFT

HOUSTON, Dec. 28, 2005 – ExpressJet Holdings (NYSE: XJT) today announced it received notice this morning from Continental Airlines of its intention to reduce by 69 the number of aircraft ExpressJet will operate for Continental under the companies' capacity purchase agreement. As announced by Continental, the withdrawal of aircraft from the agreement is expected to begin in January 2007 and be completed during summer 2007. ExpressJet has nine months to decide whether it will retain the 69 aircraft or return the aircraft to Continental. In the meantime, Continental announced its intention to request proposals from other regional carriers to replace the service for them beginning in January 2007.

As previously announced, ExpressJet and Continental are still negotiating rates for 2006. Continental has agreed to continue paying ExpressJet at December 2005 rates until an agreement is reached. Any agreement to revise the current rate structure will be retroactive to January 1, 2006. Because of the uncertainties attending these negotiations, the company will not provide any disclosures regarding the progress of the negotiations.

ExpressJet Airlines, Inc. operates as Continental Express, the regional jet provider for Continental Airlines. With service to approximately 146 destinations in the United States, Canada, Mexico and the Caribbean, ExpressJet operates all of Continental's regional jet service from its hubs in Houston, New York/Newark and Cleveland, and additional non-hub service to and from Mexico. ExpressJet passengers receive efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental and partner airlines.

ExpressJet Airlines employs approximately 6,500 people and is owned by ExpressJet Holdings, Inc. For more information, visit www.expressjet.com.

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